March 3, 2009

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: SmarTire Systems Inc. Form 10-KSB for the fiscal year ended July 31, 2008 Filed December 29, 200 File No. 0-24209

Dear Ms. Dicker:

This letter has been prepared in response to your request for SmarTire Systems Inc. (the “Company”) to respond to the staff’s comments in a letter dated February 9, 2009 with respect to the Form 10-KSB for fiscal year ended July 31, 2008 filed by the Company on December 29, 2008.

Form 10-KSB for the fiscal year ended July 31, 2008

Comment 1:
Please file your October 31, 2008 Form 10-Q.  Please note that you may not be considered a current or timely filer since you have not filed required Exchange Act Reports within the prescribed timeframes and that this may impact your eligibility to use certain forms to register your securities under the Securities Act of 1933.

Response:
The Company currently lacks the financial resources necessary to fund the review of the Company’s interim financial statements by its independent auditors as required by Rule 8-03 of Regulation S-X. Until the review has been completed, the Company is unable to file the Form 10-Q for the three month period ended October 31, 2008. The Company plans to file the Form 10-Q as soon as the Company has sufficient financial resources to file the Form 10-Q.

The Company is aware that it may not be considered a current or timely filer since it has not filed required Exchange Act Reports within the prescribed timeframes and that this may impact its eligibility to use certain forms to register its securities under the Securities Act of 1933.

Item 8A(T), Controls and Procedures, page 27

Disclosure Controls and Procedures, page 27

Comment 2:
We note your disclosure that the company’s CEO and CFO have concluded that disclosure controls and procedures were not effective because material weaknesses in internal control over financial reporting were identified in the areas of material non-routine transactions and limitations on segregation of duties.  Please revise future filings to disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.  Additionally, include your complete plan for remediation of all material weaknesses.

Response:	The Company will revise future filings accordingly.

Item 13, Exhibits, page 46

Comment 3:
Although listed under this section, we note that you have not filed the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as required by Item 601(b)(31) and Item 601(b)(32) of Regulation S-B.  Please file an amendment to your Form 10-KSB as of July 31, 2008 that includes the entire periodic report and presents these certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) and Item 601(b)(32) of Regulation S-B.

Response:	The certifications were not included in the original filing due to a clerical error. The Company has filed an amendment to its Form 10-KSB that includes the certifications.

Consolidated Statement of Capital Deficit, page F-4

Comment 4:
We note the issuance of common shares upon the conversion of convertible debentures during fiscal years 2007 and 2008.  We further note that these shares were issued “without par value.”  Please tell us how you determined the amount applied to common shares resulting in the charges attributed to additional paid-in capital.

Response:	Upon conversion of a convertible debenture, the company made two entries:

(1) debit convertible debt and credit common shares for the amount of the conversion, and

(2) debit paid-in capital and credit common shares for the portion of the intrinsic value of the beneficial conversion feature reflected in paid-in capital that related to the conversion.  At inception of the convertible debentures for which conversions were made during fiscal 2007 and 2008 ($30,000,000 - 10% convertible debentures issued on June 23, 2005, and $1,200,000 - 10% convertible debentures issued on November 7, 2006), the intrinsic value of the beneficial conversion feature in each case was allocated to paid-in capital.  As such, when a conversion occurred, the Company made an accounting entry to increase common shares and reduce paid-in capital for the portion of the intrinsic value of the beneficial conversion feature that had been converted into common shares.  The charges to paid-in capital reflected on the Consolidated Statement of Capital Deficit reflect the debit entries to paid-in capital described in this entry (2).

Note 21, Subsequent events, page F-37

Comment 5:
We note that you sold your tire pressure monitoring system business on December 11, 2008.  Please tell us how you have considered the provisions of SFAS 144 as to whether to present the tire pressure monitoring business as a discontinued operations as of July 31, 2008 and October 31, 2008.  In your response please clearly state the period in which the criteria of paragraph 30 of SFAS 144 were met.

Response:
The Company considered the provisions of SFAS 144 when preparing its Form 10-KSB for the year ended July 31, 2008.  Pursuant to SFAS 144, an asset group should be considered as held for sale in the period in which all of the criteria outlined in Paragraph 30 are met.  These criteria were met as follows:

a.	Criterion: Management, having the authority to approve the action, commits to a plan to sell the asset group.

When Criterion Met: Management received authorization from the board to commit to a plan to sell the asset group at a board meeting held on August 8, 2008.  This criterion was not met as of July 31 2008.

b.	Criterion: The asset group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

When Criterion Met: The asset group was available for sale in its present condition on a continual basis.  This criterion was met as of July 31 2008.

c.	Criterion: An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

When Criterion Met: Exploratory discussions and early due diligence relating to sale of the asset group were initiated in February 2008. This criterion was met as of July 31 2008.

d.	Criterion: The sale of the asset group is probable, and transfer of the asset group is expected to qualify for recognition as a completed sale, within one year.

When Criterion Met: The earliest the sale of the asset group could have reasonably qualified as probable was August 8, 2008, on which date the board approved for management to proceed to attempt to secure agreement from one of the interested parties to sell the asset group.  It was not until immediately prior to the signing of the Term Sheet for the asset sale with Bendix on October 15, 2008 that a buyer was secured and mutually acceptable terms were agreed.   This criterion was not met as of July 31 2008.

e.	Criterion: The asset group is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

When Criterion Met:  While exploratory discussions and early due diligence relating to sale of the asset group took place prior to July 31, 2008, the active marketing of the asset group at a known price were not initiated until after board approval for the sale was received on August 8. 2008.  This criterion was not met as of July 31 2008.

f.	Criterion: Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

When Criterion Met:  The terms of the asset sale were agreed in the term sheet with Bendix that was executed on October 15, 2008.  Prior to execution of the term sheet, it was unclear and uncertain whether the Company would be able to complete the sale for an amount approximating the estimated fair value.  Accordingly, prior to October 15, 2008, significant changes to the plan were not considered unlikely by management. This criterion was not met as of July 31 2008.

Additionally, pursuant to paragraph 33 of FAS 144, if the above criteria are met after the balance sheet date but before issuance of the financial statements, a long-lived asset group shall continue to be classified as held and used in those financial statements when issued, with appropriate disclosure made in the footnotes as to the nature of the disposal transaction.

Accordingly, when preparing its financial statements for the year ended July 31, 2008, the Company concluded that, because not all of the above criteria were met as of July 31, 2008, the asset group should be classified as held and used as of July 31, 2008.

Because all of the above criteria were met after the balance sheet but before the issuance of the financial statement, we presented the asset group as held and used and disclosed the transaction in the footnotes.

The Company has not prepared its financial statements as of October 31, 2008, and therefore cannot comment on the classification of the asset group as of that date.

Very truly yours,

/s/ David A. Dodge

David A. Dodge
Interim Chief Financial Officer